**AM 7/22/2003


03051829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III


PROCESSING
RECEIVED
JUL 17 2003
WASH. D.C.
153
SECTION

SEC FILE NUMBER
8-49352

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Jeffrey Matthews Financial Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Millburn Avenue
(No. and Street)

Millburn	New Jersey	07041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Cohen 973-467-1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrenkrantz Sterling & Co., L.L.C.
(Name – *if individual, state last, first, middle name*)

6 Regent Street	Livingston	New Jersey	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Matthew Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Jeffrey Matthews Financial Group, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

AMY LUBISCO
Notary Public of New Jersey
My Commission Expires 5/1/05

Managing Member
Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

FINANCIAL STATEMENTS



THE JEFFREY MATTHEWS FINANCIAL GROUP, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-49352

YEAR ENDED DECEMBER 31, 2002





Ehrenkrantz
Sterling & Co. L.L.C.
Certified Public Accountants and Consultants
6 Regent Street, Livingston, New Jersey 07039 (973) 994-7777 Fax: (973) 994-3444
E-mail: success@es-cpa.com Web: www.es-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members'
The Jeffrey Matthews Financial Group, L.L.C.
Millburn, New Jersey

We have audited the accompanying statement of financial condition of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2002, and the related statements of income, changes in members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2002 and the results of operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrenkrantz Sterling & Co. LLC

Certified Public Accountants
July 14, 2003

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 54,412
Securities owned, at market value	1,620,106
Secured demand notes collateralized by marketable securities	312,500
Accrued interest receivable	24,798
Furniture, equipment and improvements, at cost, net	35,796
Other assets	218,930
	$ 2,266,542

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Payable to clearing organization	$ 701,197
Securities sold, not yet purchased, at market value	10,000
Accounts payable, accrued expenses and other liabilities	369,951
	1,081,148
COMMITMENTS AND CONTINGENT LIABILITIES	--
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	312,500
MEMBERS' EQUITY	872,894
	$ 2,266,542

See notes to financial statements.



THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 1,192,943
Trading income	3,809,917
Investment income	141,444
Other	85,754
	5,230,058
EXPENSES	
Employee compensation and benefits	3,688,427
Interest	126,690
Clearance charges	334,985
Communications	54,966
Occupancy	164,183
Promotional costs	64,460
Data processing costs	58,134
Bad debt expense	23,225
Regulatory fees	37,586
Depreciation and amortization	38,159
Other operating expenses	437,891
	5,028,706
NET INCOME	$ 201,352

See notes to financial statements.



THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

BALANCE, January 1, 2002	$	871,542
Net income		201,352
Member distributions		(200,000)
BALANCE, December 31, 2002	$	872,894

See notes to financial statements.



THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 201,352
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	36,352
Amortization	1,807
(Increase) decrease in operating assets	
Securities owned	319,059
Accrued interest receivable	(2,256)
Other assets	(20,182)
Increase (decrease) in operating liabilities	
Payable to clearing organization	(71,594)
Securities sold, not yet purchased	(150,650)
Accounts payable, accrued expenses and other liabilities	(56,108)
Net cash provided by operating activities	257,780
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(14,636)
Net cash used in investing activities	(14,636)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	(200,000)
Net cash used in financing activities	(200,000)
NET INCREASE IN CASH	43,144
CASH, beginning of year	11,268
CASH, end of year	$ 54,412

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for	
Interest	$ 126,690

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

The Company acquired equipment accounted for as a capital lease totaling $29,375.

See notes to financial statements.



THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

BALANCE, January 1, 2002	$	312,500
Proceeds from subordinated notes		--
Repayment of subordinated notes		--
BALANCE, December 31, 2002	$	312,500

See notes to financial statements.



Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

The Jeffrey Matthews Financial Group, L.L.C., organized in 1996, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company operates a sales office in New Jersey and acts as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks. The Company has a finite life which will terminate upon the occurrence of a specified terminating event or December 1, 2050, whichever occurs first.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions and related revenues and expenses are recorded on a trade date basis. All investments at December 31, 2002 are held by the Company's clearing organization.

DEPRECIATION AND AMORTIZATION

Depreciation is computed utilizing accelerated methods over the estimated useful lives of the assets ranging from 5 to 7 years.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") whereby the members account for the Company's earnings, losses, deductions and credits on their individual income tax returns. Accordingly, these statements do not include any provision of Federal and state income taxes.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

MEMBER EQUITY

In accordance with the Operating Agreement, each member has made an initial capital contribution to the Company in varying amounts of cash. Additional capital contributions shall be required only with the written consent of the members. No interest shall be due from the Company on any capital contribution of any member. Net income and net losses in respect of each fiscal year of the Company shall be allocated to the members, on the last day of such fiscal year, in amounts proportionate with the members' interests in the Company. The members shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the members respective capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

Continued on the Following Page.



Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CUSTOMER LIST
A customer list is being amortized on the straight-line method over 15 years.

ADVERTISING
Advertising costs totaling $4,491 are expensed as incurred.

Note 2: SECURITIES OWNED AND SOLD NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold But Not Yet Purchased
State and municipal obligations	$ 1,461,717	$ 10,000
Corporate stocks, options and warrants	158,389	--
	$ 1,620,106	$ 10,000

Note 3: PROPERTY AND EQUIPMENT, AT COST

Property and equipment consist of the following:

Office equipment	$ 129,336
Furniture and fixtures	13,633
Leasehold improvements	65,880
	208,849
Less: Accumulated depreciation	173,053
	$ 35,796

Note 4: OTHER ASSETS

Other assets consist of the following:

Investments	$ 22,800
Customer list, net of amortization of $10,840	16,260
Prepaid expenses	68,523
Security deposits	25,719
Notes receivable, members'	42,028
Note receivable, employee	30,000
Sundry receivable	13,600
	$ 218,930

Included in Other Assets are 1,500 shares of stock of the Nasdaq Stock Market, Inc. (Nasdaq) and 300 warrants to purchase shares of Nasdaq owned by the National Association of Securities Dealers, Inc. (NASD). Each warrant entitles the holder to purchase four shares of common stock of Nasdaq owned by NASD. These warrants are exercisable commencing on the second anniversary of issue date through the fifth anniversary of issue date at exercise prices ranging from $13 to $16 per share (issue date April 2000). These securities, acquired through private placement are subject to certain restrictions on transferability and are recorded at cost totaling $22,800 at December 31, 2002.



Note 5: PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization represents loans collateralized by marketable securities at rates related to the Federal Funds rate (4.375% at December 31, 2002).

Note 6: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements, from related parties, at December 31, 2002 are as follows:

Liabilities pursuant to secured demand note collateral agreement, due December 31, 2005	$ 220,000
Liabilities pursuant to secured demand note collateral agreement, due December 31, 2005	92,500
	$ 312,500

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company is obligated under non-cancelable operating leases for vehicles and equipment, as well as office facilities owned by a Company related to certain members, expiring in various years through January, 2005. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes, maintenance and insurance. The office lease provides for one option period of two years commencing December 1, 2003 at a monthly rental of $8,983 plus expenses as defined.

Capital lease obligation, included in other liabilities, requiring monthly payments $646, including interest expires in June, 2007. The obligation is collateralized by office equipment having a capitalized cost of $29,375 less accumulated depreciation of $5,875 at December 31, 2002.

The future minimum rental payments, including obligations under capital leases, are as follows:

	Total	Office	Other	Capital Lease
2003	$ 177,971	$ 123,629	$ 49,459	$ 4,883
2004	30,576	--	25,101	5,475
2005	16,745	--	10,604	6,141
2006	7,223	--	337	6,886
2007	3,750	--	--	3,750
	$ 236,265	$ 123,629	$ 85,501	$ 27,135

Rent expense under all operating leases was approximately $200,050 for the year ended December 31, 2002. Included in rent expense is approximately $127,492 paid to a related party for the year ended December 31, 2002.

Continued on the Following Page.



Note 7: COMMITMENTS AND CONTINGENCIES (Continued)

In 1997, the Company and two of its officers were named in an action, pending in the United States Bankruptcy Court for the District of New Jersey. The action alleges that the principal of a now bankrupt company transferred and converted customer lists and other assets to the Company for less than reasonably equivalent value and, therefore, either the assets or cash value should be returned to the bankruptcy estate. The action is being vigorously defended by the Company and is in the discovery phase. No trial date has been set.

Note 8: RELATED PARTY TRANSACTIONS

Included in other assets are non-interest bearing notes receivable due from certain members for cash advances of $42,028 at December 31, 2002. These amounts mature December 31, 2003.

See notes 6 and 7 for additional related party transactions.

Note 9: DEFERRED COMPENSATION PLAN

The Company maintains a 401(K) non-contributory deferred compensation plan which covers substantially all employees. Participants are permitted, in accordance with the provisions of section 401(K) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan.

Note 10: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2002 the Company had net capital of $822,284 which exceeded requirements by $722,284. The ratio of aggregate indebtedness to net capital was .43 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker dealer and accordingly, customer accounts are carried on the books of the clearing broker.

Note 11: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts which may require the Company to purchase or sell financial instruments at prevailing market prices.



Note 12: FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's assets are comprised of securities owned. Securities owned are carried at market value based on quoted market prices. Similarly, substantially all of the Company's liabilities arise from a payable to clearing organization and securities sold, but not yet purchased. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value. Securities sold, but not yet purchased, are carried at market value based on quoted market prices.



SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2002



SCHEDULE I

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL	
Total members' equity	$ 872,894
Additions	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	312,500
Total capital and allowable subordinated liabilities	1,185,394
Deductions and/or charges	
Non-allowable assets	255,125
Net capital before haircuts on securities positions	930,269
Haircuts on securities positions	
State and municipal government obligations	94,830
Other securities	13,155
	107,985
NET CAPITAL	$ 822,284

(Continued on following page)



SCHEDULE I (CONTINUED)
THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$ 356,071
AGGREGATE INDEBTEDNESS	$ 356,071
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 6⅔% of aggregate indebtedness or minimum net capital requirement)	$ 100,000
EXCESS NET CAPITAL	$ 722,284
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 786,677
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.43 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002	
Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 822,284
Increases (decreases) resulting from December 31, 2002 audit adjustments, net	--
Net capital, as included in this report	$ 822,284



SCHEDULE II

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

CREDIT BALANCES	NONE
DEBIT BALANCES	NONE
EXCESS DEBITS OVER CREDITS	NONE
RESERVE REQUIRED AT 105%	NONE
BALANCE IN BANK RESERVE ACCOUNT, DECEMBER 31, 2002	$ --

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.



SCHEDULE III

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.

NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

NONE




Ehrenkrantz
Sterling & Co. L.L.C.
Certified Public Accountants and Consultants
6 Regent Street, Livingston, New Jersey 07039 (973) 994-7777 Fax: (973) 994-3444
E-mail: success@es-cpa.com Web: www.es-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members'
The Jeffrey Matthews Financial Group, L.L.C.
Millburn, New Jersey

In planning and performing our audit of the financial statements of The Jeffrey Matthews Financial Group, L.L.C. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Jeffrey Matthews Financial Group, L.L.C.
Millburn, New Jersey

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members' management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants
Livingston, New Jersey
July 14, 2003

